EXHIBIT 99

The reporting person, Larry Shultz, is beneficial owner at September 24, 2009 of the 7,000,227 shares which he acquired as part of Freestone Resources (“Freestone”) performance of a binding legal agreement with Mr. Shultz, whereby Freestone agreed to purchase 100% of the outstanding shares of Earth Oil Services, Inc.  At September 24, 2009, Mr. Shultz assumes but was never informed by Freestone that he was owner of 10.49% of Freestone’s common stock.  The stock purchase agreement is attached as an exhibit of  Freestone’s Form 8-K on September 28, 2009.

Mr. Shultz is late in filing this Form 3 because Mr. Shultz relied on the assurance of the CEO of the issuer that he or Freestone’s SEC attorney will notify and assist Mr. Shultz in the preparation of any required regulatory forms or documents – as is customary of most public companies on behalf of their officers, directors and major shareholders.

From September 2009 to December 2010, neither Freestone managers nor any of its attorneys or auditors informed Shultz of any requirement to file a Form 3 or any other SEC form.

Mr. Shultz innocently assumed that because Freestone did not inform him of the need to file any SEC documents, that he therefore did not need to file – especially since two members of Freestone’s own board of directors did not file any Form 3s, Form 4s, or Form 5’s nor did one other Freestone Insider (who had policy-making functions and claimed control as a group of >10% of Freestone stock oustanding) file any Form 3s, Form 4s or Form 5s.

These Insiders did not timely file Form 3s, Form 4s, or Form 5s to report their shareholdings nor have they filed any other SEC documents subsequently to report the active purchases and sales of Freestone stock in the OTC market by company insiders like themselves – and they also did not report the privately arranged off-market sale and purchase of over 4-5 million unrestricted free-trading Freestone shares from the former CEO to other current company Insiders,

It is Shultz’s understanding that this  4-5 million free-trading stock sale orchestrated by  Freestone Insiders and with full knowledge of Freestone’s CEO was unreported,  and that the results of this unreported insider trading benefitted Freestone Insiders and other parties personally selected by Freestone Insiders to the exclusion of all other Freestone shareholders who were not informed of the availability of this free-trading stock.

It is Shultz’s belief that certain Freestone Insiders who bought and sold this free-trading stock enriched themselves to the exclusion of all other Freestone shareholders and interfered in the normal OTC market process as a result by buying these unrestricted free-trading shares at a significant discount to the then-current market price, which after the EOS/Encapsol merger, had risen from 4-cents per share to 90-cents per share.

Shultz innocently assumed that if the CFO and auditors of Freestone did not inform him and if the Directors and Insiders of Freestone did not themselves file Form 3s or Form 4s to disclose their purchase and sales of Freestone stock,  then Shultz believed that he did not need to file any forms either.

Upon being informed that Shultz did need to file a Form 3, Mr. Shultz without hesitation prepared and has filed this Form 3 to cure any potential problems.

Nothing contained herein is, or should be construed as, a waiver of any rights or remedies by Mr. Shultz.